FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	Notice of the Opinion of the Board of Directors regarding a Shareholder Proposal

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 15, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Notice of the Opinion of the Board of Directors regarding a Shareholder Proposal

Osaka, Japan, May 15, 2020, --- On April 27, 2020, Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) (“the Company”) received a shareholder proposal from a shareholder of the Company to be presented at the 144th Ordinary General Meeting of Shareholders to be held on June 24, 2020. At the meeting of the Board of Directors of the Company, it was resolved to oppose the proposal.

1.Proposing shareholder
Proposed by 11 shareholders, the total number of whose voting rights is 20,907 (0.13% of the total number of voting rights).

2.Details and rationale for the shareholder proposal
1.Agenda of shareholder proposal
Election of one director who is a member of the Audit and Supervisory Committee.

2.Summary and rationale for the shareholder proposal
As described in the attachment. The relevant information in the shareholder proposal submitted by the proposing shareholder is presented in its original form.

3.Opinion of the Board of Directors on the shareholder proposal
The Board of Directors is opposed to this proposal.

The Company has established the Nomination Committee (all members of which are Independent External Directors) as a voluntary advisory body for the Board of Directors to ensure objectivity and fairness concerning the election of Directors. The Nomination Committee, at the request of the Board of Directors, deliberated the contents of the proposal for the election of four directors as members of the Audit and Supervisory Committee (“ASC”) proposed by the Company for the 144th Ordinary General Meeting of Shareholders and determined that the proposal was appropriate. In light of the Nomination Committee’s determination, the Board of Directors (the majority of which are Independent External Directors) once again deliberated on the Company proposal for the election of four directors as members of the Audit and Supervisory Committee and approved the proposal submission.

The four candidates for Directors who are ASC members in the Company’s proposal consist of one Internal Director candidate and three Independent External Director candidates, hence the majority of the ASC members are Independent External Directors. The ASC’s function of auditing and supervising business execution will be appropriately performed by fair and proper cooperation between the Internal Director who is familiar with the pharmaceutical industry and the internal workings of the company, along with the Independent External Directors who perform their duties independently. Therefore, we believe that the number of the ASC members and the composition of the ASC is appropriate. In addition, the Company has set “criteria for the independence of External Directors of the Company” and we believe that the three Independent External Director candidates are the optimal composition of directors with well-balanced aptitudes and qualifications, which are desirable for shareholders, such as “high expertise in finance and accounting,” “knowledge in global business,” “substantial experience in the pharmaceutical industry,” and “sufficient knowledge in corporate governance with board experience of a publicly traded company.”

In the “Reasons for the shareholder proposal,” the repayment of financial debt is pointed out as a management issue. In addition, “Roles and Responsibilities of Independent Directors” in Principle 4-7 of the Corporate Governance Code was cited, with the suggestion that the election of the candidate for a director who is an ASC member pertaining to the shareholders’ proposal as an External Director should promote the repayment of financial debt. However, we placed the reduction of the financial debt as a management objective from the time of the Shire acquisition and are currently working to reduce the financial debt as planned. Also, regarding the improvement of management policy and management, which is a matter to be deliberated by the Board of Directors, not by ASC, the Independent External Directors, who account for the majority of our Board of Directors, actively advise on the promotion of the Company’s sustained growth and the improvement of the Company’s mid- and long-term corporate value based on their respective insights. Thus, our Independent External Directors have wholly fulfilled the roles and responsibilities required by Principle 4-7 of the Corporate Governance Code. Moreover, we believe that the three External Director candidates proposed by the Company can also continue to thoroughly fulfill those roles and responsibilities.

Considering the election process of External Director candidates, the appropriate composition of the ASC, as well as the fulfillment of the roles and responsibilities of our Independent External Directors, we believe that the approval of the four candidates proposed by the Company is most desirable to continue to build a highly independent and transparent, as well as effective corporate governance system.

Furthermore, in consideration of the fact that the shareholders’ proposal is a proposal to elect a Director who is an ASC member, the Board of Directors consulted with the Nomination Committee in order to ensure the objectivity and fairness of its review of the shareholders’ proposal. As for the candidate for a director who is an ASC member pertaining to the shareholders’ proposal, the Nomination Committee reviewed and deliberated on the candidate from the standpoint of achievements and expertise, as well as the expected role within the entire structure of our Board of Directors, and submitted reports to the Board of Directors. The Board of Directors also carefully and thoroughly deliberated on the candidate based on the reports. However, the Board did not recognize the reasons for the election of the candidate proposed by the shareholders that equal or exceed those of the candidates proposed by our Board of Directors.

In view of the above, the Board of Directors objects to this Proposal because we believe that the election of the four candidates proposed by the Company will be in the interest of our shareholders from the standpoint of building a highly independent and transparent, as well as effective, corporate governance system, and there is no need to elect the candidate for a director who is an ASC member pertaining to the shareholders’ proposal as an External Director.

Please refer to the press release "Takeda Announces Candidates for New Directors" announced today with respect to the candidates for directors proposed by the Company.

###

(Attachment)

Summary and rationale for the shareholder proposal
The relevant information in the shareholder proposal submitted by the proposing shareholder is presented in its original form.

(1) Summary of this Motion
Election of Mr. Takeshi ITO as a Director who is an Audit and Supervisory Committee Member

(2) Rationale
The business results for fiscal year 2018, which have been announced, show that the ROE of the Company is 3%, which is significantly lower than that of major Japanese pharmaceutical peers (approximately 8% for Daiichi Sankyo, approximately 17% for Astellas, and approximately 10% for Eisai). In addition, the total shareholder return (TSR) of the Company over the five years of Mr. Weber’s tenure as President, which is the sum of share price changes and dividends, is -27% (annual average is approximately -5%), significantly lower than that of Japanese pharmaceutical peers (318% for Daiichi Sankyo, -2% for Astellas, and 2% for Eisai). In addition, repayment of financial debt, which increased to approximately 5 trillion JPY following the acquisition of Shire, is also an urgent management issue.
It is essential for the Company to elect an External Director capable of giving advice from the perspective of encouraging sustainable growth and improving its medium-to long-term corporate value of the Company in line with the Corporate Governance Code (Principle 4-7).
From the perspective above, electing Mr. Takeshi ITO, having worked for many years in the securities industry which evaluates corporate performance from the perspective of investors as well as having abundant international experience, as an External Director can be expected to make a significant contribution to resolving the aforementioned issues.

Background of the candidate

Candidate No.1: Takeshi ITO
Born on August 19, 1943
Number of Company Shares Owned: 800 shares

<Profile, Position, Responsibility and Important Duties Concurrently Held>

From September 1969 to July 1974	Vice President and Analyst, International Investigation, New York Headquarters, Drexel Burnham
From July 1974 to October 1982	Head of Tokyo Office, Drexel Burnham
From October 1982 to October 1983	Head of Tokyo Office and First Vice President, International Investigation, New York Headquarters, Drexel Burnham Lambert
From October 1983 to September 1986	Vice President, Stock and Wholesale Banking, New York Headquarters, First Boston Corporation (currently known as Credit Suisse)
From September 1986 to October 1993	Director, Investment Banking, First Boston Corporation (currently known as Credit Suisse)
From October 1993 to March 1996	Managing Director and Vice President, Stock Investigation, Tokyo Branch, Smith Barney Securities; Director, Smith Barney Investment Advisory
From March 1996 to March 1997	Managing Director and Vice President, Investment Banking, Tokyo Branch, Smith Barney Securities
From March 1997 to June 1998	Senior Managing Director, Investment Banking, Tokyo Branch, Salomon Smith Barney Securities
From June 1998 to February 2000	President and Representative Director, UBS Asset Management
From March 2000 to December 2009	Founding Partner, Japan Venture Partners LLC
From January 2010 to February 2012	Executive Advisor, Japan Wealth Management Securities Co., Ltd. (JWM)
From February 2012 to June 2013	Senior Vice Chairman and Chief Operating Officer (COO), Aozora Securities Co., Ltd. (after acquisition of JWM)
From June 2013 to June 2018	Advisor, Aozora Securities Co.,Ltd.
From June 2014 to present	Director, Azbil Corporation
From May 8, 2018 to present	Representative Director, LOGOS Capital Partners Inc.

<Important Positions Held Concurrently>
Director, Azbil Corporation
Representative Director, LOGOS Capital Partners Inc.

<Reason for Election as Director>
The business results for fiscal year 2018, which have been announced, show that the ROE of the Company is 3%, which is significantly lower than that of major Japanese pharmaceutical peers (approximately 8% for Daiichi Sankyo, approximately 17% for Astellas, and approximately 10% for Eisai). In addition, the total shareholder return (TSR) of the Company over the five years of Mr. Weber’s tenure as President, which is the sum of share price changes and dividends, is -27% (annual average is approximately -5%), significantly lower than that of Japanese pharmaceutical peers (318% for Daiichi Sankyo, -2% for Astellas, and 2% for Eisai). In addition, repayment of financial debt, which increased to approximately 5 trillion JPY following the acquisition of Shire, is also an urgent management issue.
It is essential for the Company to elect an External Director capable of giving advice from the perspective of encouraging sustainable growth and improving its medium-to long-term corporate value of the Company in line with the Corporate Governance Code (Principle 4-7).
From the perspective above, electing Mr. Takeshi ITO, having worked for many years in the securities industry which evaluates corporate performance from the perspective of investors as well as having abundant international experience, as an External Director can be expected to make a significant contribution to resolving the aforementioned issues.

(Description on special interest) No special interests exist between the above candidates and the Company.